                            ASSET EXCHANGE AGREEMENT

                                   dated as of

                                  July 2, 1996

                                     between

                       Silver State Plasma Products, Inc.

                                       and

                                 SeraCare, Inc.

                               TABLE OF CONTENTS

SECTION                                                                 PAGE
-------                                                                 ----
Recitals

                                    ARTICLE 1
                                EXCHANGE OF ASSETS . . . . . . . . . .      1

1.1  Transfer of Nevada Assets . . . . . . . . . . . . . . . . . . . .      1
     1.1.1    Personal Property. . . . . . . . . . . . . . . . . . . .      2
     1.1.2    Leasehold Interests. . . . . . . . . . . . . . . . . . .      2
     1.1.3    Prepayments. . . . . . . . . . . . . . . . . . . . . . .      2
     1.1.4    Intellectual Property. . . . . . . . . . . . . . . . . .      2
     1.1.5    Donor Base . . . . . . . . . . . . . . . . . . . . . . .      2
     1.1.6    Books and Records. . . . . . . . . . . . . . . . . . . .      2
     1.1.7    Assigned Contracts . . . . . . . . . . . . . . . . . . .      2
     1.1.8    Permits. . . . . . . . . . . . . . . . . . . . . . . . .      2
1.2  Assets Not Transferred. . . . . . . . . . . . . . . . . . . . . .      2
     1.2.1    Refund Claims. . . . . . . . . . . . . . . . . . . . . .      3
     1.2.2    Certain Third Party Claims . . . . . . . . . . . . . . .      3
     1.2.3    Unrelated and Corporate Assets . . . . . . . . . . . . .      3
     1.2.4    Accounts Receivable. . . . . . . . . . . . . . . . . . .      3
     1.2.5    Cash and Cash Equivalents. . . . . . . . . . . . . . . .      3
     1.2.6    Inventory. . . . . . . . . . . . . . . . . . . . . . . .      3
1.3  Transfer of APS Assets. . . . . . . . . . . . . . . . . . . . . .      3


                                   ARTICLE 2
                             CLOSING/PURCHASE PRICE/
                            ASSUMPTION OF LIABILITIES. . . . . . . . .      3

2.1  The Closing . . . . . . . . . . . . . . . . . . . . . . . . . . .      3
2.2  Purchase Price and Adjustment . . . . . . . . . . . . . . . . . .      4
     2.2.1    Purchase Price and Noncompetition
              Payment. . . . . . . . . . . . . . . . . . . . . . . . .      4
     2.2.2    Post-Closing Adjustment to Purchase
              Price. . . . . . . . . . . . . . . . . . . . . . . . . .      4
2.3  Payment to Silver State on Closing Date . . . . . . . . . . . . .      4
2.4  Instruments of Conveyance and Transfer. . . . . . . . . . . . . .      4
2.5  Assumption of Certain Liabilities . . . . . . . . . . . . . . . .      5
2.6  Non-Assumption of Liabilities . . . . . . . . . . . . . . . . . .      5
2.7  Tax Allocation. . . . . . . . . . . . . . . . . . . . . . . . . .      5
2.8  Sales and Use Tax . . . . . . . . . . . . . . . . . . . . . . . .      5


                                   ARTICLE 3
                REPRESENTATIONS AND WARRANTIES OF SILVER STATE . . . .      6

3.1  Organization, Corporate Power and Authority . . . . . . . . . . .      6
3.2  Authorization of Agreements . . . . . . . . . . . . . . . . . . .      6
3.3  Effect of Agreement . . . . . . . . . . . . . . . . . . . . . . .      6

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3.4  Governmental Approvals. . . . . . . . . . . . . . . . . . . . . .      6
3.5  Permits . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      7
3.6  Financial Statements; Changes . . . . . . . . . . . . . . . . . .      7
3.7  Tax Matters . . . . . . . . . . . . . . . . . . . . . . . . . . .      7
3.8  Assigned Contracts. . . . . . . . . . . . . . . . . . . . . . . .      8
3.9  Condition of Property . . . . . . . . . . . . . . . . . . . . . .      8
3.10 Use of Real Property. . . . . . . . . . . . . . . . . . . . . . .      8
3.11 Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . .      8
3.12 Dividends and Other Distributions . . . . . . . . . . . . . . . .      8
3.13 Insurance . . . . . . . . . . . . . . . . . . . . . . . . . . . .      8
3.14 Compliance with Law . . . . . . . . . . . . . . . . . . . . . . .      9
3.15 Employee Benefits . . . . . . . . . . . . . . . . . . . . . . . .      9
3.16 Environmental Matters . . . . . . . . . . . . . . . . . . . . . .      9
3.17 No Brokers or Finders . . . . . . . . . . . . . . . . . . . . . .     10


                                   ARTICLE 4
                  REPRESENTATIONS AND WARRANTIES OF SERACARE . . . . .     10

4.1  Organization, Corporate Power and Authority . . . . . . . . . . .     10
4.2  Authorization of Agreement. . . . . . . . . . . . . . . . . . . .     10
4.3  Effect of Agreement . . . . . . . . . . . . . . . . . . . . . . .     10
4.4  Governmental Approvals. . . . . . . . . . . . . . . . . . . . . .     11
4.6  Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . .     11


                                   ARTICLE 5
                        ADDITIONAL CONTINUING COVENANTS. . . . . . . .     11

5.1  Nondisclosure of Proprietary Data . . . . . . . . . . . . . . . .     11
5.2  Tax Cooperation . . . . . . . . . . . . . . . . . . . . . . . . .     11
5.3  Silver State's Covenant Not to Compete. . . . . . . . . . . . . .     12
     5.3.1    Restrictions . . . . . . . . . . . . . . . . . . . . . .     12
     5.3.2    Special Remedies and Enforcement . . . . . . . . . . . .     12
     5.3.3    Severability . . . . . . . . . . . . . . . . . . . . . .     12
     5.3.4    Responsible Head to FDA. . . . . . . . . . . . . . . . .     13


                                   ARTICLE 6
                                INDEMNIFICATION. . . . . . . . . . . .     13

6.1  Obligations of Silver State . . . . . . . . . . . . . . . . . . .     13
6.2  Procedure . . . . . . . . . . . . . . . . . . . . . . . . . . . .     13
6.3  Notice by Silver State. . . . . . . . . . . . . . . . . . . . . .     14


                                   ARTICLE 7
                                    GENERAL. . . . . . . . . . . . . .     15
7.1  Amendments; Waivers . . . . . . . . . . . . . . . . . . . . . . .     15
7.2  Schedules; Exhibits; Integration. . . . . . . . . . . . . . . . .     15
7.3  Best Efforts; Further Assurances. . . . . . . . . . . . . . . . .     15
7.4  Governing Law . . . . . . . . . . . . . . . . . . . . . . . . . .     15
7.5  No Assignment . . . . . . . . . . . . . . . . . . . . . . . . . .     15
7.6  Headings. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     15
7.7  Counterparts. . . . . . . . . . . . . . . . . . . . . . . . . . .     15
7.8  Publicity and Reports . . . . . . . . . . . . . . . . . . . . . .     16

7.9  Remedies Cumulative . . . . . . . . . . . . . . . . . . . . . . .     16
7.10 Parties in Interest . . . . . . . . . . . . . . . . . . . . . . .     16
7.11 Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     16
7.12 Expenses and Attorneys Fees . . . . . . . . . . . . . . . . . . .     17
7.13 Survival. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     17
7.14 Specific Performance. . . . . . . . . . . . . . . . . . . . . . .     17
7.15 Bulk Transfer Laws. . . . . . . . . . . . . . . . . . . . . . . .     18


                                   ARTICLE 8
                                  DEFINITIONS. . . . . . . . . . . . .     18

                                   Exhibits

EXHIBIT A  Form of Promissory Note
EXHIBIT B  Assignment and Assumption Agreement
EXHIBIT C  Silver State Bill of Sale
EXHIBIT D  SeraCare Bill of Sale


                                   Schedules

                           ASSET EXCHANGE AGREEMENT

          This Asset Exchange Agreement is entered into as of July 2, 1996, between SeraCare, Inc., a Delaware corporation ("SeraCare"), and Silver State Plasma Products, Inc., a Nevada corporation ("Silver State"). Capitalized terms used herein without definition are defined in Article 11.

                                R E C I T A L S

          WHEREAS, Silver State owns certain assets more particularly described in this Agreement, including a real property lease and personal property, used by it in the Business; and

          WHEREAS, SeraCare recently purchased certain assets (the "APS ASSETS") from America Plasma Services, L.P., a Texas limited partnership ("AMERICA PLASMA"), pursuant to that certain Asset Purchase Agreement; and

          WHEREAS, Silver State desires to transfer the Nevada Assets in exchange for, and SeraCare desires to acquire the Nevada Assets in exchange for, the APS Assets, and SeraCare is willing to assume certain liabilities relating to the Nevada Assets, and Silver State is willing to assume the liabilities of the APS Assets, all on the terms and conditions described herein.

                               A G R E E M E N T

          In consideration of the mutual promises contained herein and intending to be legally bound, the parties agree as follows:

                                   ARTICLE 1
                              EXCHANGE OF ASSETS

     1.1 TRANSFER OF NEVADA ASSETS. Subject to the terms and conditions of this Agreement, on the Closing Date, Silver State will transfer, assign and deliver to SeraCare, and SeraCare will acquire from Silver State, all of Silver State's right, title and interest in and to all of Silver State's assets, rights and properties, of every kind or nature, which are used in or are related to the Business or are necessary for the operation of the Business as presently conducted, except the Excluded Assets (the "NEVADA ASSETS"). The Nevada Assets include, but are not limited to, the following:

                   1.1.1 PERSONAL PROPERTY. All tangible personal property, including, but not limited to, fixtures, vehicles, machinery and equipment, furniture, tools, supplies, signs, spare parts and inventory, a list of which as of the date hereof is set forth in Schedule 1.1.1;

                   1.1.2 LEASEHOLD INTERESTS. The leasehold interest in the real property located at 680 North Las Vegas Blvd., Las Vegas, Nevada, including all leasehold improvements to the leased premises (the "LEASEHOLD INTERESTS");

                   1.1.3 PREPAYMENTS. All prepaid items, deferred charges, credits, reserves and deposits paid by Silver State, including lease deposits, rent, telephone and utilities, a list of which as of the date hereof is set forth on the Financial Statements referenced in Section 3.6(a) hereof;

                   1.1.4 INTELLECTUAL PROPERTY. All trademarks and trade names, service marks and all unregistered intellectual property, all trade secrets, confidential information and know-how, together with the goodwill and the business appurtenant thereto (collectively, the "INTELLECTUAL PROPERTY");

                   1.1.5 DONOR BASE. All of Silver State's data relating to its donor base;

                   1.1.6 BOOKS AND RECORDS. All books and records and all files, documents, papers and agreements (including, but not limited to, those contained in computerized storage media) pertaining to the Nevada Assets, the Assumed Liabilities or otherwise to the Business;

                   1.1.7 ASSIGNED CONTRACTS. All rights of Silver State under that certain Contract of Lease, dated as of November 10, 1995, by and between Silver State and Alexander & Thelma Coblentz Trust, and the Plasma Contract, dated as of July 11, 1995, by and between Silver State and Alpha Therapeutic Corporation (the "ASSIGNED CONTRACTS"); and

                   1.1.8 PERMITS. All transferable Permits and equivalent documents, including Silver State's FDA license, QPP certification and local business licenses relating to the Business.

     1.2 ASSETS NOT TRANSFERRED. The following assets, rights and properties of Silver State are specifically excluded from the Nevada Assets and shall be retained by Silver State (the "EXCLUDED ASSETS"):

                   1.2.1 REFUND CLAIMS. Rights to or claims for refunds of taxes and other governmental charges for periods ending on or prior to the Closing Date and the benefit of net operating loss carry-forwards or other tax credits of Silver State;

                   1.2.2 CERTAIN THIRD PARTY CLAIMS. Any rights of indemnification, contribution or reimbursement that may exist under the Assigned Contracts in respect of liabilities or obligations retained by Silver State;

                   1.2.3 UNRELATED AND CORPORATE ASSETS. Assets used by Silver State or its Affiliates exclusively in other businesses of Silver State or its Affiliates, all nontransferable Permits and assets relating to Silver State's corporate functions (including, but not limited to, the corporate charter, taxpayer and other identification numbers, income tax records, seals, minute books and stock transfer books);

                   1.2.4 ACCOUNTS RECEIVABLE. All accounts receivable of the Business as of the Closing Date;

                   1.2.5 CASH AND CASH EQUIVALENTS. All cash on hand and cash equivalents; and

                   1.2.6     INVENTORY.  All plasma inventory.

     1.3 TRANSFER OF APS ASSETS. Subject to the terms and conditions of this Agreement, on the Closing Date, SeraCare will transfer, assign and deliver to Silver State, and Silver State will acquire from SeraCare, all of SeraCare's right, title and interest in and to the APS Assets, including, without limitation, that certain Asset Purchase Agreement of even date herewith by and between SeraCare and American Plasma.

                                   ARTICLE 2
                            CLOSING/PURCHASE PRICE/
                           ASSUMPTION OF LIABILITIES

     2.1  THE CLOSING.

          The Closing will take place at American Plasma Services, L.P., 719 Sawdust Road, Suite 205, Spring, Texas 77380 at 1:00 p.m. on July 2, 1996.

      2.2  PURCHASE PRICE AND ADJUSTMENT.

          2.2.1 PURCHASE PRICE AND NONCOMPETITION PAYMENT. Subject to the terms and conditions of this Agreement, SeraCare agrees to acquire the Nevada Assets from Silver State, to assume the Assumed Liabilities and to deliver at the Closing (i) the APS Assets; (ii) $110,000 in cash (the "CASH AMOUNT"); and
(iii) a promissory note in the principal amount of $300,000 in the form attached hereto as Exhibit A. Such note will be secured by the collateral transferred herein by the Security Agreement attached hereto as Exhibit E. The Cash Amount shall be subject to adjustment under Section 2.2.2. SeraCare and Silver State agree that $50,000 of the cash consideration shall be attributable to Silver State's covenant not to compete set forth in Section 5.7 (the "NONCOMPETITION PAYMENT").

          2.2.2 POST-CLOSING ADJUSTMENT TO PURCHASE PRICE. The Purchase Price shall be subject to adjustment after the Closing in order to prorate as of the Closing Date as follows: (i) the Purchase Price shall be reduced by the amount of accrued salaries and wages (including taxes, vacation and sick pay), base and percentage rents and telephone and utility charges attributable to the Business as of the Closing Date; and (ii) the Purchase Price shall be increased by the amount of prepaid items such as rent, telephone and utilities included in the Nevada Assets and attributable the operation of the Business prior to the Closing. Within 60 days of the Closing, SeraCare shall provide to Silver State an accounting of the foregoing prorations. In the event of a net increase in the Purchase Price, SeraCare shall pay Silver State such increase within 30 days after delivery of the accounting. In the event of a net decrease in the Purchase Price, SeraCare shall be entitled to offset the next monthly payment(s) under the Promissory Note in the amount of such decrease.

     2.3 PAYMENT TO SILVER STATE ON CLOSING DATE. On the Closing Date, SeraCare shall pay the Cash Amount to Silver State by check.

     2.4  INSTRUMENTS OF CONVEYANCE AND TRANSFER.

          2.4.1 On the Closing Date, Silver State shall execute and deliver or cause to be delivered to SeraCare (a) the Silver State Bill of Sale (the form of which is attached hereto as Exhibit C), (b) the Assignment and Assumption Agreement, (c) assignments and estoppel agreements in form and substance reasonably satisfactory to SeraCare with respect to the Leasehold Interests, and
(d) such other documents as may be reasonably requested by SeraCare in order to carry out the Transactions.

          2.4.2 On the Closing Date, SeraCare shall execute and deliver such documents as may be reasonably requested by Silver State in order to carry out the assignment of the APS Assets as provided in Section 1.3., including the SeraCare Bill of Sale (the form of which is attached hereto as Exhibit D).

     2.5 ASSUMPTION OF CERTAIN LIABILITIES. On the Closing Date, SeraCare shall execute and deliver to Silver State the Assignment and Assumption Agreement, pursuant to which, subject to Section 2.6, SeraCare shall assume and agree to pay, perform and discharge when due, (i) all obligations of Silver State arising after the Closing Date under the terms of the Assigned Contracts, except any liability or obligation arising thereunder as a result of a breach of any such Assigned Contract prior to the Closing Date, and (ii) accrued salaries and wages (including taxes, vacation and sick pay), base and percentage rents and telephone and utility charges attributable to the Business as of the Closing Date (collectively, the "ASSUMED LIABILITIES").

     2.6 NON-ASSUMPTION OF LIABILITIES. SeraCare is not assuming, and shall not be deemed to have assumed any liability or obligation of Silver State or any Affiliate of Silver State, of any kind or nature, whether absolute, contingent, accrued or otherwise, known or unknown, and whether arising before or after the Closing Date which is not set forth in Section 2.5, including, but not limited to: (i) liabilities for Taxes with respect to any period or portion thereof ending on or prior to the Closing Date; or (ii) liabilities (including but not limited to any liabilities resulting from unfunded contributions under any employee benefit plan subject to ERISA) for any pension, profit-sharing or welfare benefit plans or arrangement, oral or written, maintained by Silver State or its Affiliates.

     2.7 TAX ALLOCATION. SeraCare and Silver State shall allocate the Purchase Price to broad categories constituting components of the Assets in accordance with the basis of allocation set forth in Schedule 2.7. Each party will report the Transactions in accordance with the agreed upon allocation, except to the extent that modifications are necessary to reflect changes in the Nevada Assets and Assumed Liabilities between the date hereof and the Closing Date, for all federal, state, local and other tax purposes, but such allocation shall not constrain reporting for other purposes.

     2.8 SALES AND USE TAX. SeraCare and Silver State shall cooperate in preparing and filing use and sales tax returns relating to, and SeraCare shall pay any and all sales, transfer or use tax due with regard to, the Transactions.

                                   ARTICLE 3
                REPRESENTATIONS AND WARRANTIES OF SILVER STATE

          Except as otherwise indicated on the schedules attached hereto, Silver State represents, warrants and agrees:

     3.1 ORGANIZATION, CORPORATE POWER AND AUTHORITY. Silver State is a corporation duly organized, validly existing and in good standing under the laws of the state in which it is incorporated and is duly qualified to do business as a foreign corporation in the jurisdictions in which Silver State conducts the Business, except where the failure so to qualify will not have a material adverse effect on the Nevada Assets or the Business. Silver State has all requisite corporate power and authority to own, operate and lease the Nevada Assets, to conduct the Business, to execute and deliver the Transaction Documents and to perform its obligations thereunder.

     3.2 AUTHORIZATION OF AGREEMENTS. The execution, delivery and performance by Silver State of the Transaction Documents, and the consummation by it of the Transactions, have been duly authorized by all necessary corporate action by Silver State. This Agreement has been, and each other Transaction Document will be at the Closing, duly executed and delivered by Silver State and constitutes, or will, when delivered, constitute, the legal, valid and binding obligations of Silver State, enforceable against Silver State in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws and equitable principles relating to or limiting creditors' rights generally.

     3.3 EFFECT OF AGREEMENT. The execution, delivery and performance by Silver State of the Transaction Documents, and the consummation by it of the Transactions, will not violate the charter documents or bylaws of Silver State or any Law to which Silver State is subject, or any judgment, award or decree or any material indenture, material agreement or other material instrument to which Silver State is a party, or by which Silver State or the Nevada Assets are bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under, any such indenture, agreement or other instrument, or result in the creation or imposition of any Encumbrance of any nature whatsoever upon any of the Nevada Assets, except consents that may be required for assignment of certain of the Assigned Contracts.

     3.4 GOVERNMENTAL APPROVALS. Except as set forth in Schedule 3.4, no Approval or Order or action of or filing with any Governmental Entity is required to be obtained by Silver State for the execution and delivery by Silver State of the Transaction Documents or the consummation by it of the Transactions.

     3.5 PERMITS. Schedule 3.5 sets forth each Permit (and applications therefore) obtained by Silver State in connection with the conduct of the Business together with the name of the Governmental Entity issuing such Permit. Such Permits are valid and in full force and effect. Except as set forth in
Schedule 3.5, all such Permits are freely transferable by Silver State, and upon Closing SeraCare will have all right, title and interest of the holder thereof. All Permits necessary in connection with the operation of the Business as presently conducted have been obtained. No suspension, cancellation or termination of any Permits required by any Governmental Entity to permit the Business to be conducted is threatened or imminent.

     3.6  FINANCIAL STATEMENTS; CHANGES.

           (a) UNAUDITED FINANCIAL STATEMENTS. Silver State has delivered to SeraCare balance sheets for Silver State at March 31, 1995 and 1996, and the related statements of operations and cash flows and changes in stockholder's equity for the periods then ended. All such interim financial statements have been prepared in conformity with GAAP applied on a consistent basis except for changes, if any, required by GAAP and disclosed therein (except for the absence of notes and normal recurring year-end adjustments). The statements of operations and cash flows present fairly the results of operations and cash flows of Silver State for the respective periods covered, and the balance sheets present fairly the financial condition of Silver State as of their respective dates.

           (b) NO MATERIAL ADVERSE CHANGES. Since March 31, 1996, whether or not in the ordinary course of business, there has not been, occurred or arisen any change in or event affecting Silver State or the Business that has had or may reasonably be expected to have a material adverse effect on Silver State or the Business.

     3.7 TAX MATTERS. Silver State has timely filed (or, where permitted or required, its direct or indirect parents have timely filed) all Tax Returns required of it and has paid all Taxes, including personal property Taxes, due for all periods or portions of periods ending on or before the Closing Date (except as provided in the following sentence). Adequate provision has been made in the books and records of Silver State, and to the extent required by GAAP in the Financial Statements for all Taxes whether or not due and payable and whether or not disputed to the extent not paid.

The information set forth in the Tax Returns provided to SeraCare, including for the year ended December 31, 1995, is true and correct in all material respects.

     3.8 ASSIGNED CONTRACTS. Each Assigned Contract is valid and subsisting; Silver State has duly performed all its obligations thereunder to the extent that such obligations to perform have accrued; and no breach or default, alleged breach or default, or event which would (with the passage of time, notice or both) constitute a breach or default thereunder by Silver State, or, to the best knowledge of Silver State, any other party or obligor with respect thereto, has occurred or as a result of the Transactions will occur.

     3.9 CONDITION OF PROPERTY. Silver State has good and marketable title to or other right to use, free of Encumbrances, all of the Nevada Assets, except for (a) liens for Taxes not yet due, and (b) imperfections in title, if any, not material in amount, and which, individually or in the aggregate, do not interfere with the conduct of the Business or the use of the Nevada Assets.

     3.10 USE OF REAL PROPERTY. All Leasehold Interests are used and operated in compliance and conformity with all applicable leases, except to the extent that the failure so to conform would not materially adversely affect the Business. Silver State has not received notice of any violation of any applicable zoning or building regulation or ordinance relating to the Leasehold Interests and, to the knowledge of Silver State, there is no such violation.

     3.11 LEGAL PROCEEDINGS. There is no Order or Action pending, or, to the best knowledge of Silver State, threatened, against or affecting Silver State or the Nevada Assets that individually or when aggregated with one or more other Orders or Actions has or would reasonably be expected to have a material adverse effect on the Business or on Silver State's ability to perform its obligations under the Transaction Documents.

     3.12 DIVIDENDS AND OTHER DISTRIBUTIONS. There has been no dividend or other distribution of assets or securities whether consisting of money, property or any other thing of value, declared, issued or paid by Silver State subsequent to March 31, 1996.

     3.13 INSURANCE. Silver State is, and at all times during the past two years has been, insured with reputable insurers against all risks normally insured against by companies engaged in similar businesses. All insurance policies and bonds are in full force and effect. Schedule 3.13 lists all insurance policies and bonds that are material to the Business. Silver State is not in default under any such policy or bond and has received no notice of cancellation of any such policy or bond.

     3.14 COMPLIANCE WITH LAW. Silver State is organized and has conducted the Business in accordance with applicable Laws in all material respects. The forms, procedures and practices of Silver State are in compliance with all such Laws, to the extent applicable, in all material respects.

     3.15  EMPLOYEE BENEFITS.

           (a) Silver State and its ERISA affiliates are in full compliance with the applicable provisions of ERISA and all other Laws applicable with respect to all employee benefit plans, agreements and arrangements and to all group health plans of any ERISA affiliate.

           (b) Silver State has (i) no stock bonus, pension or profit-sharing plan within the meaning of Section 401(a) of the Code, (ii) no plans subject to Title IV of ERISA and (iii) has never contributed to or had an obligation to contribute to any multiemployer plan (within the meaning of Section 3(37) of ERISA).

     3.16 ENVIRONMENTAL MATTERS. Schedule 3.16 sets forth (i) a description of all investigations, inquiries or other proceedings now pending or, to Silver State's knowledge, threatened by any Governmental Entity with respect to the Real Property, or otherwise to the Business, or against Silver State in connection with the actual or alleged failure to comply with any requirement of any Law relating to air or water quality, waste management, Hazardous Substances, or the protection of health or the environment; (ii) a list of all waste disposal, treatment and storage sites used in the Business, including the address of each such site, a description of the waste disposed of, treated or stored at each such site; (iii) a list containing the name and address of each Person engaged in the handling, transportation or disposal of waste materials in connection with the Business, a description of such waste. Silver State has maintained all documents and records and made all filings required by applicable Law, relating to air or water quality, waste management, Hazardous Substances, or the protection of health or the environment. The air and water emission, discharge and waste disposal practices used by Silver State fully comply with, and have at all times fully complied with, all applicable Laws in all material respects. None of the Nevada Assets is contaminated with any Hazardous Substance.

     3.17  NO BROKERS OR FINDERS.

           No agent, broker, finder, or investment or commercial banker, or other Person or firm engaged by or acting on behalf of Silver State or any of its Affiliates in connection with the negotiation, execution or performance of the Transaction Documents, is or will be entitled to any brokerage or finder's or similar fee or other commission as a result of this Agreement or the Transactions.

                                   ARTICLE 4
                  REPRESENTATIONS AND WARRANTIES OF SERACARE

          SeraCare represents, warrants and agrees as follows:

     4.1 ORGANIZATION, CORPORATE POWER AND AUTHORITY. SeraCare is a corporation duly organized, validly existing and in good standing under the laws of the state in which it is incorporated and is duly qualified to do business as a foreign corporation in the jurisdictions in which SeraCare conducts its business, except where the failure so to qualify will not have a material adverse effect on SeraCare's ability to perform its obligations under the Transaction Documents. SeraCare has all requisite corporate power and authority to acquire, own, lease and operate the Nevada Assets, to conduct the Business after the Closing, to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder.

     4.2 AUTHORIZATION OF AGREEMENT. The execution, delivery and performance by SeraCare of the Transaction Documents to which it is a party, and the consummation by it of the Transactions, have been duly authorized by all necessary corporate action by SeraCare. This Agreement has been, and each other Transaction Document to which SeraCare is a party will be at the Closing, duly executed and delivered by SeraCare and constitute, or will, when delivered, constitute, the legal, valid and binding obligations of SeraCare, enforceable against SeraCare in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors' rights generally.

     4.3 EFFECT OF AGREEMENT. The execution, delivery and performance by SeraCare of the Transaction Documents to which it is a party, and the consummation by it of the Transactions, will not violate the charter documents or bylaws of SeraCare or any Law to which SeraCare is subject, or any judgment, award or decree or any material indenture, material agreement or other material instrument to which

SeraCare is a party, or by which SeraCare or its properties or assets are bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under, any such indenture, agreement or other instrument, or result in the creation or imposition of any Encumbrance of any nature whatsoever upon any of the properties or assets of SeraCare, except to the extent the effect thereof will not be materially adverse to SeraCare's ability to fulfill its obligations under the Transaction Documents to which it is a party.

     4.4 GOVERNMENTAL APPROVALS. No Approval or Order or action of or filing with any Governmental Entity is required to be obtained by SeraCare for the execution and delivery by SeraCare of the Transaction Documents to which it is a party or the consummation by it of the Transactions.

     4.5 NO BROKERS OR FINDERS. No agent, broker, finder or investment or commercial banker, or other Person or firm engaged by or acting on behalf of SeraCare or its Affiliates in connection with the negotiation, execution or performance of the Transaction Documents, is or will be entitled to any broker's or finder's or similar fees or other commissions as a result of this Agreement or such transactions.

     4.6 LEGAL PROCEEDINGS. There is no Order or Action pending or to the best knowledge of SeraCare, threatened against or affecting SeraCare that individually or when aggregated with one or more other Orders or Actions has or might reasonably be expected to have a material adverse effect on 's ability to perform its obligations under the Transaction Documents.

                                   ARTICLE 5
                        ADDITIONAL CONTINUING COVENANTS

     5.1 NONDISCLOSURE OF PROPRIETARY DATA. After the Closing, neither Silver State nor any of its representatives or Affiliates shall, at any time, make use of, divulge or otherwise disclose, directly or indirectly, any trade secret or other proprietary data (including, but not limited to, any customer list, record or financial information concerning the Business. In addition, neither Silver State nor any of its representatives or Affiliates shall make use of, divulge or otherwise disclose, directly or indirectly, to Persons other than SeraCare, any confidential information concerning the Business.

     5.2 TAX COOPERATION. After the Closing, Silver State and SeraCare shall, and shall cause their respective Affiliates to, cooperate fully in the preparation of all Tax Returns and shall provide, or cause to be provided to each other any records and other information requested by such parties in connection therewith as well as access to, and the cooperation of, their respective accountants. Silver State and SeraCare shall, and shall cause their respective Affiliates to, cooperate fully in connection with any Tax investigation, audit or other proceeding.

     5.3  SILVER STATE'S COVENANT NOT TO COMPETE.

          5.3.1 RESTRICTIONS. In consideration of the Noncompetition Payment, Silver State agrees for a period of five years after the Closing Date, Silver State shall not, directly or indirectly, within a 50 mile radius of Las Vegas, Nevada, compete with, assist any Person in competing with or acquire an interest in any Person competing with, any product presently manufactured and distributed by Silver State, whether as an owner, shareholder, joint venturer, partner, officer, employee, consultant, agent or otherwise. Nothing contained in this Section 5.3 shall prohibit Silver State or its Affiliates from holding and making investments in securities of any corporation or limited partnership whose securities are traded in a generally recognized market, provided, Silver State's or such Affiliate's equity interest therein does not exceed five percent (5%) of the outstanding shares or interests in such corporation or partnership.

          5.3.2 SPECIAL REMEDIES AND ENFORCEMENT. Silver State and SeraCare agree that a breach by Silver State of any of the covenants set forth in this Section 5.3 could cause irreparable harm to SeraCare, that SeraCare's remedies at law in the event of such breach would be inadequate, and that, accordingly, in the event of such breach, a restraining order or injunction or both may be issued against Silver State, in addition to any other rights and remedies that are available to . In connection with any such action or proceeding for injunctive relief, Silver State hereby waives the claim or defense that a remedy at law alone is adequate and agrees, to the maximum extent permitted by Law, to have each provision of this Section 5.3 specifically enforced against Silver State and consents to the entry of injunctive relief against Silver State enforcing or restraining any breach or threatened breach of this Section 5.3.

          5.3.3 SEVERABILITY. If this Section 5.3 is more restrictive than permitted by the Laws of any jurisdiction in which SeraCare seeks enforcement hereof, this Section 5.3 shall be limited to the extent required to permit enforcement under such Laws. In particular, the parties intend that the covenants contained in Section 5.3.1 shall be construed as a series of separate covenants, one for each county and city in which the Business has been carried on and in which SeraCare conducts a similar business after the Closing Date. Except for geographic coverage, each such separate covenant shall be deemed identical in terms. If, in any proceeding, a court or arbitrator shall refuse to enforce any of the separate covenants, then such unenforceable covenant shall be deemed eliminated from this Section 5.3 for the purpose of those proceedings to the extent necessary to permit the remaining separate covenants to be enforced. If the provisions of this
     Section 5.3 shall ever be deemed to exceed the duration or geographic limitations or scope permitted by applicable law, then such provisions shall be reformed to the maximum time or geographic limitations in scope, as the case may be, permitted by applicable Law.

          5.3.4 RESPONSIBLE HEAD TO FDA. Silver State shall provide without charge to SeraCare the services of the acting "responsible head" to the FDA for a maximum of 90 days or until a new "responsible head" is designated for the Business. SeraCare agrees to indemnify Silver State for the services of the "responsible head" according to the provisions of Article 6 below.

                                   ARTICLE 6
                                INDEMNIFICATION

     6.1  OBLIGATIONS OF SILVER STATE.

          Silver State agrees to indemnify and hold harmless SeraCare and its directors, officers, employees, affiliates, agents and assigns from and against any and all Losses, directly or indirectly, as a result of, or based upon or arising from:

           (a) any breach of any representation, warranty or covenant of Silver State made in this Agreement; or

           (b) any liability or obligation of, or claims against, Silver State or the Business other than the Assumed Liabilities.

     6.2  PROCEDURE.

           (a) NOTICE. Any party seeking indemnification with respect to any Loss shall give notice to the party required to provide indemnity hereunder (the "Indemnifying Party").

           (b) DEFENSE. If any claim, demand or liability is asserted by any third party against any Indemnified Party, the Indemnifying Party shall, upon the written request of the Indemnified Party, defend any actions or proceedings brought against the Indemnified Party in respect of matters embraced by the indemnity with counsel satisfactory to the Indemnified Party. If, after a request to defend any action or proceeding, the Indemnifying Party neglects to defend the Indemnified Party, a recovery against the latter suffered by it in good faith, is conclusive in its favor against the Indemnifying Party, provided however that, if the Indemnifying Party has not received reasonable notice of the action or proceeding against the Indemnified Party, or is not allowed to control its defense, judgment against the Indemnified Party is only presumptive evidence against the Indemnifying Party. Each party hereto, to the extent that it is or becomes an Indemnifying Party, hereby stipulates that a judgment against the Indemnified Party shall be conclusive upon the Indemnifying Party. The parties shall cooperate in the defense of all third party claims which may give rise to Indemnifiable Claims hereunder. In connection with the defense of any claim, each party shall make available to the party controlling such defense, any books, records or other documents within its control that are necessary or appropriate for such defense.

           (c) ADJUSTMENTS FOR INSURANCE PROCEEDS. The amount of any Loss entitling a party to indemnification under this Article 6 shall be reduced by the amount of any insurance proceeds recovered by the Indemnified Party for such Loss, net of all costs and expenses incurred in collecting such insurance proceeds (including, without limitation, reasonable attorneys' fees). Nothing in this Section 6.2 shall be deemed to obligate any person to maintain any insurance or to pursue any claim against any insurer or third party.

     6.3 NOTICE BY SILVER STATE. Silver State agrees to notify SeraCare of any liabilities, claims or misrepresentations, breaches or other matters covered by this Article 6 upon discovery or receipt of notice thereof (other than from ), whether before or after Closing.

     6.4 OFFSET. The principal amount of the Promissory Note shall be reduced in the amount of any expenses, liabilities or obligations relating to the pre-Closing operations of the Business that are paid by SeraCare after the Closing only by agreement of Silver State or by the amount of any indemnification payment required by Silver State under Section 6.2(b).

                                   ARTICLE 7
                                    GENERAL

     7.1 AMENDMENTS; WAIVERS. This Agreement and any schedule or exhibit attached hereto may be amended only by agreement in writing of all parties. No waiver of any provision nor consent to any exception to the terms of this Agreement shall be effective unless in writing and signed by the party to be bound and then only to the specific purpose, extent and instance so provided.

     7.2 SCHEDULES; EXHIBITS; INTEGRATION. Each schedule and exhibit delivered pursuant to the terms of this Agreement shall be in writing and shall constitute a part of this Agreement, although schedules need not be attached to each copy of this Agreement. This Agreement, together with such schedules and exhibits, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection therewith, including, but not limited to, the letter of intent dated April 3, 1996, between SeraCare and Silver State.

     7.3 BEST EFFORTS; FURTHER ASSURANCES. Each party shall execute and deliver both before and after the Closing such further certificates, agreements and other documents and take such other actions as the other party may reasonably request to consummate or implement the transactions contemplated hereby or to evidence such events or matters.

     7.4 GOVERNING LAW. This Agreement and the legal relations between the parties shall be governed by and construed in accordance with the laws of the State of California without regard to conflicts of law doctrines except to the extent that certain matters are preempted by federal law or are governed by the law of the jurisdiction of incorporation of the respective parties.

     7.5 NO ASSIGNMENT. Neither this Agreement nor any rights or obligations under it are assignable except that SeraCare may assign its rights hereunder to any post-Closing purchaser of a substantial part of the Nevada Assets.

     7.6 HEADINGS. The descriptive headings of the Articles, Sections and subsections of this Agreement are for convenience only and do not constitute a part of this Agreement.

     7.7 COUNTERPARTS. This Agreement and any amendment hereto or any other agreement (or document) delivered pursuant hereto may be executed in one or more counterparts and by different parties in separate counterparts. All of such counterparts shall constitute one and the same agreement (or other document) and shall become effective (unless otherwise provided therein) when one or more counterparts have been signed by each party and delivered to the other party.

     7.8 PUBLICITY AND REPORTS. Silver State and SeraCare shall coordinate all publicity relating to the transactions contemplated by this Agreement and no party shall issue any press release, publicity statement or other public notice relating to this Agreement, or the transactions contemplated by this Agreement, without obtaining the prior consent of the other party except to the extent that a particular action is required by applicable Law.

     7.9 REMEDIES CUMULATIVE. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available. In addition, Article 6 shall not be deemed to preclude or otherwise limit in any way the exercise of any other rights or pursuit of other remedies for the breach of this Agreement or with respect to any misrepresentation.

     7.10 PARTIES IN INTEREST. This Agreement shall be binding upon and inure to the benefit of each party, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement is intended to relieve or discharge the obligation of any third Person to (or to confer any right of subrogation or action over against) any party to this Agreement.

     7.11 NOTICES.

          Any notice or other communication hereunder must be given in writing and (a) delivered in person, (b) transmitted by telex, telefax or telecommunications mechanism or (c) mailed by certified or registered mail, postage prepaid, receipt requested as follows:

          IF TO SERACARE, ADDRESSED TO:

          SeraCare, Inc.
          1925 Century Park East, Suite 1970
          Los Angeles, California  90067
          Facsimile:  (310) 772-7770
          Attention:  Mr. Barry Plost

          WITH A COPY TO:

          O'Melveny & Myers LLP
          610 Newport Center Drive, Suite 1700
          Newport Beach, California  92660
          Facsimile:  (714) 669-6994
          Attention:  David A. Krinsky, Esq.

          IF TO SILVER STATE, ADDRESSED TO:

          Silver State Plasma Products, Inc.
          105 Chapel Drive
          Lafayette, Louisiana  70593-0120
          Facsimile:  (318) 981-6248
          Attention:  Mr. Rodney L. Savoy

          WITH A COPY TO:

          Barry J. Heinen
          202 General Gardner Avenue
          Lafayette, Louisiana  70501
          Facsimile:  (318) 232-4884

or to such other address or to such other person as either party shall have last designated by such notice to the other party. Each such notice or other communication shall be effective (i) if given by telecommunication, when transmitted to the applicable number so specified in (or pursuant to) this
Section 7.11 and an appropriate answerback is received, (ii) if given by mail, three days after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or (iii) if given by any other means, when actually delivered at such address.

     7.12 EXPENSES AND ATTORNEYS FEES. Silver State and SeraCare shall each pay their own expenses incident to the negotiation, preparation and performance of this Agreement and the transactions contemplated hereby, including but not limited to the fees, expenses and disbursements of their respective accountants and counsel. In the event of any Action for the breach of this Agreement or misrepresentation by any party, the prevailing party shall be entitled to reasonable attorney's fees, costs and expenses incurred such Action.

     7.13 SURVIVAL. The representations and warranties and agreements contained in or made pursuant to this Agreement shall survive the Closing.

     7.14 SPECIFIC PERFORMANCE. Silver State and SeraCare each acknowledge that, in view of the uniqueness of the Business and the transactions contemplated by this

Agreement, each party would not have an adequate remedy at law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore agrees that the other party shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled, at law or in equity.

     7.15 BULK TRANSFER LAWS. Silver State and SeraCare hereby waive compliance with any applicable bulk transfer laws, including, but not limited to, the bulk transfer provisions of the Uniform Commercial Code of any state, or any similar statute, with respect to the transactions contemplated hereby. Silver State agrees to indemnify, defend and hold harmless SeraCare from any and all Losses resulting from the assertion of claims made against the Nevada Assets sold hereunder or against SeraCare by creditors of Silver State under any bulk sales law with respect to liabilities and obligations of Silver State not assumed by SeraCare hereunder, such indemnity to be in accordance with Article 6 hereof.

                                   ARTICLE 8
                                  DEFINITIONS

          As used in this Agreement and the Exhibits and Schedules delivered pursuant to this Agreement, the following definitions shall apply.

          "Action" means any action, complaint, petition, investigation, suit or other proceeding, whether civil or criminal, in law or in equity, or before any arbitrator or Governmental Entity.

          "Affiliate" means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person.

          "Approval" means any approval, authorization, consent, qualification or registration, or any waiver of any of the foregoing, required to be obtained from, or any notice, statement or other communication required to be filed with or delivered to, any Governmental Entity or any other Person.

          "Assignment and Assumption Agreement" means an Assumption Agreement substantially in the form of Exhibit B hereto.

          "Business" means the Silver State's plasma collection business conducted at 680 North Las Vegas Blvd.,

Las Vegas, Nevada, and shall be deemed to include any of the following incidents of such business: income, cash flow, operations, condition (financial or other), assets/properties, anticipated revenues/income, prospects, liabilities, personnel/management.

          "Cash Amount" has the meaning set forth in Section 2.2.1.

          "Closing" means the consummation of the Transactions.

          "Closing Date" means the date of the Closing.

          "Code" means the Internal Revenue Code of 1986, as amended.

          "Encumbrance" means any claim, charge, easement, encumbrance, lease, covenant, security interest, lien, option, pledge, rights of others, or restriction (whether on voting, sale, transfer, disposition or otherwise), whether imposed by agreement, understanding, law, equity or otherwise.

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the related regulations and published interpretations.

          "Financial Statements" means the financial statements referred to in
Section 3.6(a).

          "GAAP" means generally accepted accounting principles in the United States, as in effect from time to time.

          "Governmental Entity" means any government or any agency, district, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

          "Hazardous Substance" means (but shall not be limited to) substances that are defined or listed in, or otherwise classified pursuant to, any applicable Laws as "hazardous substances," "hazardous materials," "hazardous wastes" or "toxic substances," or any other formulation intended to define, list or classify substances by reason of deleterious properties such as ignitibility, corrosivity, reactivity, radioactivity, carcinogenicity, reproductive toxicity or "EP toxicity," and petroleum and drilling fluids, produced waters and other wastes associated with the exploration, development, or production of crude oil, natural gas or geothermal energy.

          "Indemnifiable Claim" means any Loss for or against which any party is entitled to indemnification under this Agreement; "INDEMNIFIED PARTY" means the party entitled to indemnity hereunder; and "INDEMNIFYING PARTY" means the party obligated to provide indemnification hereunder.

          "Law" means any constitutional provision, statute or other law, rule, regulation, or interpretation of any Governmental Entity and any Order.

          "Loss" means any action, cost, damage, disbursement, expense, liability, loss, deficiency, diminution in value, obligation, penalty or settlement of any kind or nature, whether foreseeable or unforeseeable, including but not limited to, interest or other carrying costs, penalties, legal, accounting and other professional fees and expenses incurred in the investigation, collection, prosecution and defense of claims and amounts paid in settlement, that may be imposed on or otherwise incurred or suffered by the specified person.

          "Order" means any decree, injunction, judgment, order, ruling, assessment or writ.

          "Permit" means any license, permit, franchise, certificate of authority, or order, or any waiver of the foregoing, required to be issued by any Governmental Entity.

          "Person" means an association, a corporation, an individual, a partnership, a trust or any other entity or organization, including a Governmental Entity.

          "Tax" means any foreign, federal, state, county or local income, sales, use, excise, franchise, ad valorem, real and personal property, transfer, gross receipt, stamp, premium, profits, customs, duties, windfall profits, capital stock, production, business and occupation, disability, employment, payroll, severance or withholding taxes, fees, assessments or charges of any kind whatever imposed by any Governmental Entity, any interest and penalties (civil or criminal), additions to tax, payments in lieu of taxes or additional amounts related thereto or to the nonpayment thereof, and any Loss in connection with the determination, settlement or litigation of any Tax liability.

          "Tax Return" means a declaration, statement, report, return or other document or information required to be filed or supplied with respect to Taxes.

          "Transaction Documents" means this Agreement, the Assignment and Assumption Agreement and the Bill of Sale.

           "Transactions" means the transactions contemplated by the Transaction Documents.

           IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its duly authorized officers as of the day and year first above written.

                                       SERACARE, INC.

                                       By: /s/ Barry Plost
                                           --------------------------------
                                           Name:
                                           Title:

                                       SILVER STATE PLASMA PRODUCTS, INC.

                                       By: /s/ Rodney L. Savoy
                                           --------------------------------
                                           Name:
                                           Title:

                                   EXHIBIT A
                                PROMISSORY NOTE

July, 1996                                                          $300,000.00

          For value received, the undersigned promises to pay to the order of SILVER STATE PLASMA PRODUCTS, INC. c/o Nations Biologics, 105 Chapel Drive, Lafayette, Louisiana, 70506, the principal sum of THREE HUNDRED THOUSAND AND NO/100 ($300,000.00) DOLLARS, with interest at the rate of eight (8%) percent per annum from July 2, 1996, payable in thirty-six (36) equal consecutive monthly installments of $9,400.91 each; the first payment date being August 2, 1996 and thereafter on the 2nd day of each month.

          Should it become necessary at maturity or on default, to place this note in the hands of an attorney at law for collection, adjustment, compromise or suit, the maker binds and obligates itself to pay all costs of collection, including reasonable attorneys' fees.

          Should any installment payment due on this note not be paid when due and, if notwithstanding written notice to the maker of such default, more than ten (10) days pass after such written notice without the maker having remedied such default by making the installment payment(s) due, then the holder or holders of this note shall have the option to accelerate all payments and to demand payment in full of the balance due on this promissory note.

                                       SERACARE

                                       By: _________________________________

                                   EXHIBIT B

                      ASSIGNMENT AND ASSUMPTION AGREEMENT

          For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and pursuant to the Asset Purchase Agreement dated as of July 2, 1996 (the "Agreement") between SeraCare, Inc., a Delaware corporation ("SeraCare"), and Silver State Plasma Products, Inc., a Nevada corporation ("Silver State"), and intending to be legally bound hereby, Silver State hereby assigns and SeraCare hereby assumes and agrees to perform the obligations of Silver State (i) arising after the date hereof under that certain Contract of Lease, dated as of November 10, 1995, by and between Silver State and Alexander & Thelma Coblentz Trust and the Plasma Contract, dated as of July 11, 1995, by and between Silver State and Alpha Therapeutic Corporation, and (ii) accrued salaries and wages (including taxes, vacation and sick pay), base and percentage rents and telephone and utility charges attributable to the Business as of the Closing Date (collectively, the "Assumed Liabilities").

          The Assumed Liabilities do not include, and SeraCare does not hereby assume, agree to pay or otherwise perform any other liabilities or obligations of Silver State.

          This Assignment and Assumption Agreement shall be binding upon and inure to the benefit of SeraCare and Silver State and their respective successors and assigns.

          IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Assumption Agreement to be executed as of this 2nd day of July, 1996.

                                       SILVER STATE PLASMA PRODUCTS, INC.

                                       By:___________________________________
                                          Name:
                                          Title:

                                       SERACARE, INC.

                                       By:___________________________________
                                          Name:
                                          Title:

                                   EXHIBIT C

                           SILVER STATE BILL OF SALE

    For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and pursuant to the Asset Exchange Agreement, dated as of July 2, 1996 (the ("Agreement"), between SeraCare, Inc., a Delaware corporation ("SeraCare"), and Silver State Plasma Products, Inc., a Nevada corporation ("Silver State"), and intending to be legally bound hereby, Silver State hereby unconditionally and irrevocably sells, conveys, grants, assigns and transfers to SeraCare and its successors and assigns all of Silver State's legal, beneficial, and other right, title, and interest in and to the business and assets, properties, rights, interests, privileges, claims and contracts of every kind and nature, tangible and intangible, listed or described as "Nevada Assets" in Section 1.1 of the Agreement, which is incorporated herein by this reference.

    The Nevada Assets do not include, and Silver State does not hereby sell, convey, grant, assign or transfer to SeraCare any of Silver State's legal, beneficial, and other right, title or interest in or to, the assets, properties, rights, interests, privileges, claims and contracts of any kind and nature, tangible or intangible listed or described as "Excluded Assets" in Section 1.2 of the Agreement, which is incorporated herein by this reference.

    Silver State, for itself and its respective successors and assigns, hereby covenants and agrees that, without further consideration, at any time and from time to time after the date hereof, it will execute and deliver to SeraCare such further instruments of sale, conveyance, assignment, and transfer, and take such other action, all upon the reasonable request of SeraCare, in order to more effectively sell, convey, grant, assign, transfer, and deliver all or any portion of the Nevada Assets to SeraCare, and to assure and confirm to any other person the ownership of the Nevada Assets by SeraCare, and to permit SeraCare to exercise any of the franchises, rights, licenses, or privileges intended to be sold conveyed, assigned, transferred, and delivered by Silver State to SeraCare by this Silver State Bill of Sale.

    This Silver State Bill of Sale shall be binding upon and inure to the benefit of SeraCare and Silver State and their respective successors and assigns.

          IN WITNESS WHEREOF, Silver State has caused this Silver State Bill of Sale to be executed as of this 2nd day of July, 1996.

                                       SILVER STATE PLASMA PRODUCTS, INC.

                                       By:___________________________________
                                          Name:
                                          Title:

                                   EXHIBIT D

                             SERACARE BILL OF SALE

          For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and pursuant to the Asset Exchange Agreement, dated as of July 2, 1996 (the ("Agreement"), between SeraCare, Inc., a Delaware corporation ("SeraCare"), and Silver State Plasma Products, Inc., a Nevada corporation ("Silver State"), and intending to be legally bound hereby, SeraCare hereby unconditionally and irrevocably sells, conveys, grants, assigns and transfers to Silver State and its successors and assigns all of SeraCare's legal, beneficial, and other right, title, and interest in and to the business and assets, properties, rights, interests, privileges, claims and contracts of every kind and nature, tangible and intangible, described as "APS Assets" in
Section 1.3 of the Agreement, which is incorporated herein by this reference.

          This SeraCare Bill of Sale shall be binding upon and inure to the benefit of SeraCare and Silver State and their respective successors and assigns.

          IN WITNESS WHEREOF, SeraCare has caused this SeraCare Bill of Sale to be executed as of this 2nd day of July, 1996.

                                       SERACARE, INC.

                                       By:___________________________________
                                          Name:
                                          Title:


                                      D-1